UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Shoals Technologies Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

82489W107

(CUSIP Number)

David Cox

Legal Representative

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6299

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dean Solon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization American

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 63,080,582 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,594,358 shares of common stock of the Issuer (as defined below) issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of Common Stock (as defined below) and 73,066,607 shares of Class B Common Stock (as defined below), representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Solon Holdco I, GP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 63,080,582 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Solon Holdco II, GP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 63,080,582 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Solon Holdco III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 63,080,582 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person OO

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.00001 per share (the “Common Stock”), of Shoals Technologies Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1400 Shoals Way, Portland, Tennessee, 37148.

Each share of the Issuer’s Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), entitles its holders to one vote per share on all matters presented to the Issuer’s stockholders generally. Holders of shares of Class B Common Stock will vote together with holders of shares of Common Stock as a single class on all matters presented to the Issuer’s stockholders for their vote or approval, except for certain amendments to the Issuer’s amended and restated certificate of incorporation or as otherwise required by applicable law or the amended and restated certificate of incorporation. Holders of Class B Common Stock will not be entitled to receive any distributions from or participate in any dividends declared by the Issuer’s board of directors.

As of February 5, 2021, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1. The Reporting Persons are not holders of record of any shares of Common Stock, however, pursuant to the Third Amended and Restated Limited Liability Company Agreement of Shoals Parent, LLC (“Parent”), the Founder, Holdco I and Holdco II (each as defined below) may, subject to certain exceptions, from time to time at each of their options require Parent to redeem all or a portion of their common units in Parent (the “LLC Interests”) (together with an equal number of shares of Class B Common Stock) in exchange for, at the Issuer’s election (determined solely by a majority of the Issuer’s directors who are disinterested), newly issued shares of Common Stock on a one-for-one basis or a cash payment equal to a volume-weighted average market price of one share of Common Stock for each common unit in Parent so redeemed.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement filed as Exhibit 1 to this Schedule 13D:

(1)	Dean Solon, an American citizen (“Founder”);

(2)	Solon Holdco I, GP, a Delaware general partnership (“Holdco I”);

(3)	Solon Holdco II, GP, a Delaware general partnership (“Holdco II”); and

(4)	Solon Holdco III, LLC, a Delaware limited liability company (“Holdco III”).

The business address of each of the Reporting Persons is 1400 Shoals Way, Portland, Tennessee 37148. The Founder founded the Issuer in 1996 and acted as its Chief Executive Officer until 2019, and has continued to be an employee and director of the Issuer since then. Holdco I, Holdco II and Holdco III (the “Solon Entities”) act as holding companies of economic interests in the Issuer.

The Solon Entities are beneficially owned by the Founder. Holdco I is controlled by its general partners, the Founder and Holdco III. Holdco II is controlled by its general partners, the Founder and Holdco III. Holdco III is fully owned by the Founder.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the reorganization transactions, as described in the Registration Statement on Form S-1 (File No. 333-251830) of the Issuer (the “Reorganization Transactions”), in connection with the Issuer’s initial public offering (the “IPO”), the Issuer issued 73,066,607 shares of Class B Common Stock to Founder and the Solon Entities as consideration for their ownership interests in Parent, the operating company of the Issuer’s business prior to the IPO.

Item 4.	Purpose of Transaction

The responses of the Reporting Persons to Items 3 and 6 hereof are incorporated herein by reference.

The shares are held for investment purposes. Other than the Reporting Persons’ relationship with the Founder, a member of the Issuer’s board of directors, and as otherwise described herein, none of the Reporting Persons currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D. The Reporting Persons intend to consider their investment in the Issuer in light of share price, alternative investment opportunities, internal capital allocations, taxes and other relevant considerations and may, at any time and from time to time, review or reconsider their position in light of those considerations, and/or change their purpose and/or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D, as of the date hereof are incorporated herein by reference.

The Reporting Persons, through the Founder, Holdco I and Holdco II, and Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. (“Oaktree”), as parties to the Stockholders’ Agreement (as defined below), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 40.9% of the 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of Common Stock and 73,066,607 shares of Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

The Reporting Persons have the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 63,080,582 shares of Common Stock described in Row (9) of the cover page of this Schedule 13D.

(c) Except as disclosed in Items 3 and 4 of this Schedule 13D (which are incorporated herein by reference), none of the Reporting Persons effected any transaction in the Common Stock in the past 60 days.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Items 2, 3 and 4 hereof are incorporated herein by reference.

Registration Rights Agreement

In connection with the IPO, the Founder, Holdco I and Holdco II entered into a registration rights agreement, a copy of which is filed with this Schedule 13D as Exhibit 2 to this Schedule 13D (the “Registration Rights Agreement”), with Oaktree and certain executive officers and employees of the Issuer (together with the Founder, Holdco I and Holdco II, the “Continuing Equity Owners”). The Registration Rights Agreement provides the Founder, Holdco I, Holdco II and Oaktree with customary long form and short form demand registration rights, as well as customary shelf registration rights; provided that the number of Founder shares as a percentage of selling stockholder shares to be included in the registration statement (i) for the first public offering following the consummation of this offering if such offering would close on or prior to the first anniversary of the IPO will not exceed 22.5% and (ii) for any other public offering following the consummation of the IPO will not exceed 50.0%. The Registration Rights Agreement will also provide Oaktree and the Founder, Holdco I Holdco II and the other Continuing Equity Owners with customary “piggyback” registration rights. The Registration Rights Agreement contains provisions that require the parties thereto to coordinate with one another with respect to sales of shares of Common Stock and contains certain limitations on the ability of the members of the Issuer’s management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of Common Stock, including

2

limitations pursuant to lock-up agreements. The Registration Rights Agreement also provides that the Issuer will pay certain expenses of the holders of the Issuer’s common stock party thereto relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act of 1933, as amended.

Stockholders’ Agreement

In connection with the IPO, the Founder, Holdco I and Holdco II entered into a stockholders’ agreement, a copy of which is filed with this Schedule 13D as Exhibit 3 to this Schedule 13D (the “Stockholders’ Agreement”), with the other Continuing Equity Owners and Oaktree. The Stockholders’ Agreement governs matters related to the Issuer’s corporate governance, rights to nominate and designate directors and additional matters.

The Stockholders’ Agreement provides that for so long as the Founder owns at least 10% of the outstanding equity securities of the Issuer that are not shares of Common Stock awarded under the Issuer’s long-term incentive plan or other incentive equity plan (the “Plan Shares”), the Founder is entitled to nominate one director for election to the Issuer’s board of directors. The Stockholders’ Agreement will also provide that for so long as Oaktree owns at least 20% of the outstanding equity securities of the Issuer that are not Plan Shares, Oaktree is entitled to nominate three directors for election to the Issuer’s board of directors; for so long as Oaktree owns at least 15% but less than 20% of the outstanding equity securities of the Issuer that are not Plan Shares, Oaktree is entitled to nominate two directors for election to our board of directors; and for so long as Oaktree owns at least 10% but less than 15% of the outstanding equity securities of the Issuer that are not Plan Shares, Oaktree is entitled to nominate one director for election to our board of directors.

Pursuant to the Stockholders’ Agreement, the Issuer will use its best efforts to cause the election of the slate of nominees recommended by its board of directors which, subject to the fiduciary duties of the directors, will include the persons nominated by the Founder and Oaktree in accordance with the Stockholders’ Agreement. Subject to the terms of the Stockholders’ Agreement, the Founder, Holdco I, Holdco II and the other Continuing Equity Owners and Oaktree agree to vote their shares in favor of the election of the director nominees designated by the Founder and Oaktree.

At its current ownership level, the Founder is entitled to nominate one director for election to the Issuer’s board of directors and Oaktree is not entitled to nominate any director. The Founder currently serves on the Issuer’s board of directors and serves as the initial designee of the Founder. The size of the Issuer’s board of directors is currently eight, consisting of seven individuals, including one as chairman, and one vacancy. One board seat will remain vacant. In the event that a Founder designee or an Oaktree designee ceases to serve as a director, the Founder or Oaktree, as applicable, will be entitled to designate another nominee to fill the resulting vacancy.

The Stockholders’ Agreement will terminate as it relates to each stockholder at such time as such stockholder ceases to own any equity securities of the Issuer, except for the rights that will survive cessation of ownership of equity securities, including the rights of Founder and Oaktree under the Registration Rights Agreement.

Lock-Up Agreement

The Founder, Holdco I and Holdco II have entered into lock-up agreements, copies of which are filed as Exhibits 4, 5 and 6 to this Schedule 13D (the “Lock-up Agreements”), respectively, with the IPO underwriters pursuant to which Founder, Holdco I and Holdco II, subject to certain exceptions, for a period of 180 days after the date of the IPO final prospectus may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, common units in Parent, the Issuer’s wholly-owned subsidiary, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or common units in Parent (together, the “Lock-up Securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Securities or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-up Securities or any security convertible into or exercisable or exchangeable for Lock-up Securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any Lock-up Securities or any security convertible into or exercisable or exchangeable for Lock-up Securities, or publicly disclose the intention to undertake any of the foregoing.

3

Parent LLC Agreement

In connection with the Reorganization Transactions, the Issuer and the Continuing Equity Owners entered into the third amended and restated limited liability company agreement of Parent, a copy of which is filed with this Schedule 13D as Exhibit 7 to this Schedule 13D (the “LLC Agreement”).

As a result of the Reorganization Transactions, including the entry into the LLC Agreement, the Issuer holds LLC Interests in Parent and is the sole manager of Parent. As the sole manager of Parent, the Issuer has the right to determine when distributions will be made to the unit holders of Parent and the amount of any such distributions (subject to the requirements with respect to certain tax distributions). If the Issuer authorizes a distribution, such distribution will be made to the holders of LLC Interests, including the Issuer, pro rata in accordance with their respective ownership of Parent, provided that the Issuer as sole manager will be entitled to non-pro rata distributions for certain fees and expenses.

The LLC Agreement provides a redemption right to the Continuing Equity Owners which will entitle them to have their LLC Interests redeemed for, at the Issuer’s election (determined solely by a majority of the Issuer’s directors who are disinterested), newly-issued shares of the Issuer’s Common Stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Common Stock for each LLC Interest so redeemed, in each case in accordance with the terms of the LLC Agreement; provided that, at the Issuer’s election (determined solely by a majority of the Issuer’s directors who are disinterested), the Issuer may effect a direct exchange by the Issuer of such Common Stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right, subject to certain exceptions, for as long as their LLC Interests remain outstanding. In connection with the exercise of the redemption or exchange of LLC Interests (1) the Continuing Equity Owners will be required to surrender a number of shares of Class B Common Stock registered in the name of such redeeming or exchanging Continuing Equity Owner, and therefore, will be transferred to the Issuer and will be canceled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged and (2) all redeeming members will surrender LLC Interests to Parent for cancellation.

The LLC Agreement also requires that Parent take actions with respect to its LLC Interests, including issuances, reclassifications, distributions, divisions, or recapitalizations, such that (i) the Issuer at all times maintains a ratio of one LLC Interest owned by the Issuer, directly or indirectly, for each share of the Issuer’s Common Stock, and (ii) Parent at all times maintains (a) a one-to-one ratio between the number of shares of the Issuer’s Common Stock and the number of LLC Interests owned by the Issuer and (b) a one-to-one ratio between the number of shares of Class B Common Stock owned by the Continuing Equity Owners and the number of LLC Interests owned by the Continuing Equity Owners. As such, in certain circumstances the Issuer, as sole manager, has the authority to take all actions such that, after giving effect to all issuances, transfers, deliveries, or repurchases, the number of outstanding LLC Interests the Issuer owns equals, on a one-to-one basis, the number of outstanding shares of Common Stock.

The descriptions of the Registration Rights Agreement, the Stockholders’ Agreement, the Lock-Up Agreements and the LLC Agreement in this Item 6 of this Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement.

4

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

1	Joint Filing Agreement, dated February 5, 2021

2	Registration Rights Agreement, dated January 29, 2021, by and among Shoals Technologies Group, Inc., Dean Solon, Solon Holdco I, GP, Solon Holdco II, GP and certain other holders identified therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

3	Stockholders’ Agreement, dated as of January 29, 2021, by and among Shoals Technologies Group, Inc., Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P., Solon Holdco I, GP, Solon Holdco II, GP, Dean Solon and Shoals Management Holdings LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

4	Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Dean Solon.

5	Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Solon Holdco I, GP.

6	Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Solon Holdco II, GP.

7	Third Amended and Restated Limited Liability Company Agreement, dated as of January 29, 2021, by and among Shoals Parent LLC, Dean Solon and Shoals Management Holdings LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

DEAN SOLON

/s/ Dean Solon
Name: Dean Solon

SOLON HOLDCO I, GP

/s/ Dean Solon
Name: Dean Solon
Title: Managing Partner

SOLON HOLDCO II, GP

/s/ Dean Solon
Name: Dean Solon
Title: Managing Partner

SOLON HOLDCO III, LLC

/s/ Dean Solon
Name: Dean Solon
Title: Manager